Exhibit 99.2

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATIONS

This discussion and analysis of financial condition and plan of operations is prepared as at May 13, 2008 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2007 and the unaudited consolidated interim financial statements and notes thereto for the period ended March 31, 2008, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from U.S. GAAP are described in Note 13 to the audited consolidated financial statements for the year ended December 31, 2007. These statements along with additional information relating to Minera Andes are available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2007 on the SEC’s EDGAR system at www.sec.gov. The unaudited interim consolidated financial statements for the three-month period ended March 31, 2008 have not been reviewed by the Company’s auditors. Financial condition and results of operations are not necessarily indicative of what may be expected in future periods.

All amounts in this discussion are in U.S. dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed in “Risk Factors Related to Our Business” in the Annual Information Form for the year ended December 31, 2007 prepared as at March 26, 2008 available on SEDAR at www.sedar.com and included in the Company’s Form 40-F for the year ended December 31, 2007 on the SEC’s EDGAR system at www.sec.gov.

Overview

Minera Andes was incorporated in Alberta in July 1994 and went public in November 1995 through an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation. We are a reporting issuer in Alberta, British Columbia, Saskatchewan, Ontario and Nova Scotia and trade our common shares on the Toronto Stock Exchange (“TSX”) under the symbol MAI (prior to February 7, 2007 we traded on the TSX Venture Exchange). We are also a Form 40-F filer in the U.S. and trade on the NASD OTC Bulletin Board under the symbol MNEAF.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina, consisting of mineral rights and applications for mineral rights, covering approximately 304,221 acres (123,133 hectares in three provinces in Argentina. We carry out our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program. Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if the properties do not meet our requirements. Our properties are all early stage exploration properties, except for the San José mine at which commercial production was declared following December 31, 2007 as Minera Andes is no longer considered an exploration stage company.

Within our mineral exploration land in Argentina our focus is primarily on gold, silver and copper mineralized targets. In addition, several new exploration properties have been acquired through the filing of mineral applications. These properties reveal numerous similarities to Minera Andes’ San José property in northern Santa Cruz province.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Through our subsidiaries and joint ventures we own a 49% equity interest in Minera Santa Cruz (“MSC”), which owns the San José gold/silver property in Southern Argentina, and a 100% interest in over 10 mineral properties in Argentina. MSC made a formal decision through its board of directors to place the San José project into production in March 2006 and the San José mine entered the commissioning phase of start-up production at the end of third quarter of 2007 and approached full production by year-end. Commercial production was declared following December 31, 2007 and as of the first quarter 2008 Minera Andes is no longer considered an exploration stage company.

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Update

During 2007 and through the first quarter of 2008 the company has made significant discoveries in gold, silver, and copper and has made significant progress towards it goal of becoming a silver and gold producer in Argentina. Some of our significant achievements include:

•

Production for San José in Q1 2008 totaled 968,000 ounces of silver and 12,140 ounces of gold of which 49% is attributable to Minera Andes. In first quarter 2008, 323,000 ounces of silver and 5,050 ounces of gold were sold. The remaining metal inventory is in the process of being sold. Currently, plans are underway to expand the mine and double the current production rate by year-end 2008. It is anticipated that the gold and silver produced in the first quarter of 2008 will be sold in Q2 2008 at the prevailing market prices. Based on a gold price of $850 per ounce and silver price of $16 per ounce the total metal production for Q1 2008 at the San José mine has a gross metal value of $26 million.

•

On March 12, 2008, Hochschild Mining plc our operating partner released updated resource and reserve estimates at San José in their Preliminary Results for Year Ended 31 December 2007. These results show an increase in reserves of 19% and an increase in resources of 28% over the year ended 31 December 2006 JORC Code results. Currently Minera Andes cannot endorse these results as only a part of the data on which the resource /reserve calculations are based has been released to Minera Andes. Minera Andes is in the process of obtaining this information and will review the data and report on the results as soon as practicable. Exploration work completed in the second half of 2007 includes 20,274 meters (82 holes) of drilling mainly on Frea, Odin, and Ayelén veins and several hundred meters of drifting along the Frea vein. Receipt of assay results is underway for 19 drill holes. The Frea, Odin, and Ayelén veins all have mineral potential and remains open at depth and along strike.

•

MSC plans a 2008 exploration program at San José consisting of mapping, compilation and interpretation of all project data on a district scale (115 km2) to identify new targets. Approximately 4,000 meters of surface drilling and 3,800 meters of underground drilling are planned for 2008 as a follow-up on the targets generated from the surface work.

•

Based on the significant increase in the reserves during 2007, the board of MSC last November approved an expansion at San Jose from 750 to 1,500 tonnes per day, thereby doubling the rate of production at San José. Minera Andes anticipates the expansion to be completed by year-end 2008. Various pieces of new equipment have been ordered by MSC for the mine expansion, including a new ball mill, flotation cells, a crusher and other ancillary equipment. Also, work to connect to the national power grid is underway, and this connection is forecast to provide significant cost savings over the on-site diesel generators that currently supply the electrical power to the project. Following connection to the power grid, the diesel generators will be retained as a backup power supply.

•

In February of 2008, we completed an equity financing that consisted of three closings totaling Cdn$34.23 million. The proceeds from the offering are being used to fund its share of the costs at the San José project in southern Argentina, as well as for exploration drilling and completing a scoping study at Los Azules, general exploration, and for general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•

The San José mine commenced production during the third quarter of 2007 and approached full production by year-end. The processing plant, which is still in the commissioning phase, is expected to reach full capacity in the first half of 2008. The mine is currently staffed with approximately 631 employees and 199 contractors. Based on a NI43-101 technical report filed in November of 2007 at a full production rate of 750 tonnes per day, the mine is forecasted to produce approximately 64 thousand ounces of gold and 3.9 million ounces of silver on an average annual basis for the life of the mine.

•

A total of 958,000 ounces of silver and 14,950 ounces of gold were produced at San José in 2007. Minera Andes owns 49% of the mine through its joint venture with the project operator, Hochschild. The first sales of metals from inventory at the San José mine occurred in December 2007 and included 92,000 ounces of silver and 1,490 ounces of gold. At year-end the mine had about 90% of its metal in inventory in the form of concentrates and doré.

•

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tonnes per day operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date. In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At March 31, 2008 the Minera Andes investment in MSC totaled approximately $65 million.

•

During 2007, approximately 28,585 meters of core drilling totaling 112 drill holes was conducted on several targets identified at San José. Drilling in the second half of 2007 has defined 2.8 km of strike length along the Odin and Ayelén veins that have significant potential to further increase the current reserves/resources at San José.

•

During November 2007, a definitive Option Agreement was executed by Minera Andes and Xstrata Copper on the Los Azules project. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system. Our previous drilling reported the discovery of significant high-grade copper at the Los Azules property in Argentina. Drilling has returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes on the property.

•

At Los Azules the planned 2007-2008 exploration program of drilling has been completed. The exploration program at Los Azules is designed to define an inferred resource estimate and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property by Q4 2008.

•

A total of 5,438.34 meters were drilled at Los Azules in 15 vertical core holes during the 2007-2008 field season. These holes constitute the 5,000 meter. Stage I of the exploration program. Four of the 15 holes did not reach target depth due to difficult drilling conditions. Assay results are pending for 10 of these holes. Hole AZ-07-30 encountered 113 meters of 1.04 % copper within a larger zone of 200.8 meters of 0.89 % copper. The best intercept to date is from hole AZ-08-33 which encountered 132 meters of 1.11 % copper within a larger zone of 250 meters of 0.92 % copper.

•

MSC arranged an in-house financing facility for up to $65 million from a Hochschild subsidiary to complete construction of the San José mine. The loan will be repaid only from MSC cash flow eliminating the need for typical bank required hedging of the gold and silver production. Also the loan is unsecured except for a security interest over Minera Andes’ right to payments from MSC and a charge over MSC’s accounts and money deposited therein.

•

An early warrant exercise program received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants on March 19, 2007. The incentive program was for the early exercise of three series of common share purchase warrants of the Company announced December 27, 2006. Under

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008.

•

Mr. Robert McEwen, founder and past Chairman of Goldcorp Inc. continues to hold approximately 24% of the issued and outstanding common shares of Minera Andes and is the largest shareholder of the company.

Results of Operations

First quarter 2008 compared to first quarter 2007

For the first quarter of 2008, our net loss was $1.768 million (1 cent per share) compared with a net loss of $1.009 million (1 cent per share) for the first quarter of 2007. The difference of $0.759 million was primarily a result of the following increased costs (net of decreases):

-increase of consulting fees of $116,000

-decrease in office overhead and administrative fees of $35,000

-decrease in travel of $35,000

-increase in wages and benefits of $111,000

-difference in foreign exchange (loss) of $296,000

-interest income of $81,000

-interest expense of $718,000 (we are no longer capitalizing the interest on the investment in Minera Santa Cruz as the San José mine is in commercial production)

-decrease in loss on equity investment of $335,000

Mineral property and deferred exploration costs for the three months ended March 31, 2008 amounted to $3.2 million compared to $1.7 million for the same period in 2007. The difference was due primarily to timing of expenditures. The difference was due to increased exploration and drilling activity primarily at the Los Azules property.

Summary of Quarterly Results

Quarter ended	3/31/08	12/31/07	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06	6/30/06
Net loss - $	1,768,324	5,788,128	980,211	417,144	1,009,654	8,149,816	777,110	1,277,664
Basic and diluted loss per common share - $	0.01	0.03	0.01	0.00	0.01	0.05	0.02	0.01

Although comparison of net loss among the different quarters is difficult due to various isolated items that only affected the net loss in particular quarters, there has been a general rise in audit fees, costs of Sarbanes-Oxley compliance, and legal fees related to increased business activity. Effective January 1, 2008, on the declaration of commercial production, expenses related to the operations and interest expense of the San José Project are being expensed as incurred. Prior to January 1, 2008, these expenses were capitalized to the investment in Minera Santa Cruz.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as at March 31, 2008 are as follows:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
Long-Term Debt (1)	$31,850,000	$6,860,000	$24,990,000	$—	$—
Long Term Debt Bank Loan (1)	15,036,774	6,577,745	8,459,029	—	—
Operating Lease Obligations (2)	71,145	29,745	41,400	—	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	$46,957,919	$13,467,490	$33,490,429	$—	$—

(1)	Long-term debt consists of a two bank loans of $7,500,000 and $10,000,000 and a project financing facility of $31,850,000. The bank loans are due in March 2009 and October 2009, respectively. See Note 6 in the December 31, 2007 audited consolidated financial statements for additional details. The project financing facility loan will be paid out of cash flow from the San José mine. Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild lends 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. See Note 4b in the December 31, 2007 audited consolidated financial statements for additional details.

(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of September 30, 2007 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tonnes per day operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date, $5.4 million for two months of sustaining costs, $2.1 million for exploration, $2.9 million for electrical connection to the regional power grid, and the related IVA for each item. The amounts paid for IVA tax are refundable to MSC ratably based on production. An amount of $27.4 million was funded by the MSC shareholders (Hochschild and Minera Andes).

In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At the end of 2007 Minera Andes investment in MSC totaled approximately $65 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Los Azules project was discovered by Minera Andes’ geologists in the 1990’s through regional exploration near the Argentina/Chile border in San Juan province, Argentina. On November 2nd, 2007 Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper contributed their respective properties into an Option Agreement replacing the November 2005 non-binding letter of intent regarding the Los Azules porphyry copper project. Xstrata Copper and Minera Andes had been working on separate, adjoining properties that straddle a large copper porphyry system now consolidated into one package under the Option Agreement. Xstrata Copper is one of the commodity business units within Xstrata plc.

Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper have contributed their respective properties into the Option Agreement. Under the Option Agreement, MASA has the right to earn a 100% interest in Xstrata Copper’s property by spending at least US$1.0 million on the property by November 2010, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If in the opinion of Xstrata Copper, the preliminary assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then Xstrata Copper will have a right to earn a 51% interest in the combined properties (“the Back-in Right”). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the combined properties, make a cash payment to Minera Andes of three times MASA’s expenditures incurred on the combined properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the preliminary assessment does not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the combined properties, or any part thereof. All lands that make up the combined properties’ mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

If Xstrata Copper advises MASA of its intention to exercise Xstrata Copper’s Back-in Right for a 51% interest, Minera Andes will be required to form a new Argentinean operating company and transfer the combined properties to the operating company. Following the completion of its Back-in Right, Xstrata Copper will also be required to use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study. If the project financing arrangements are accepted by MASA and such financing completes, Xstrata Copper will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%. If project financing is not available or not accepted by MASA, the project may proceed without third party financing.

MASA and Xstrata Copper are to use good faith efforts to negotiate and execute a shareholders’ agreement governing the operating company after the date that Xstrata Copper notifies MASA of its intention to exercise the Back-in Right. The activities that may be undertaken by the operating company while Xstrata Copper is completing its back-in and thereafter, until a shareholders agreement is signed, will be limited to those activities necessary to deliver the Bankable Feasibility Study. From the date that Xstrata Copper satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and Xstrata Copper will have a right of first refusal over any bona fide offer received by the other party from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

The obligation of Xstrata Copper to seek project financing and the limitations placed on the operating company will cease if MASA transfers, directly or indirectly, its interest in the project (other than to an affiliate) or in the event of a change of control of MASA, regardless of whether MASA and Xstrata Copper have entered into a shareholders agreement.

The obligations of MASA under the Option Agreement are guaranteed by Minera Andes and the obligations of Xstrata Copper are guaranteed by Xstrata Queensland Limited. Minera Andes is prohibited from entering into certain transaction resulting in its disposing its interest in the project or certain portion of its interest in Minera Santa Cruz S.A., unless the acquirer assumes Minera Andes’ guarantee obligations under the Option Agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Outstanding Share Data (as at April 30, 2008):

Class and Series of Security	Number Outstanding		Expiry Date of Convertible Securities	Relevant Terms
Common shares	189,389,935
Stock options	9,827,500 (vested	)	Various (December 5, 2008 to March 21, 2013)	Exercisable for one common share each at Cdn$0.31 to Cdn$1.73
Purchase warrants	22,378,105		Various (September 19, 2008 to March 22, 2010)	Exercisable for one common share each at Cdn$0.50 to Cdn$2.41

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the sale of equity securities, debt, and joint venture arrangements. We expect to use similar financing techniques in the future, however we cannot assure you that we will be successful in our financing activities in the future. Our ability to continue in operation is dependent on our ability to secure additional financing, and while we have been successful in doing so in the past we cannot assure you that we will be able to do so in the future. Management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability to continue as a going concern. Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our consolidated financial statements for the year ended December 2007, that would express substantial doubt as to our ability to continue as a going concern.

Our exploration and development activities and funding opportunities, as well as those of our joint venture partner, may be materially affected by precious and base metal price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond our control.

At March 31, 2008, we had cash and cash equivalents of $13.9 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007. Working capital at March 31, 2008 was $4.5 million compared with $3.6 million at December 31, 2007. Net cash used in operating activities during the three months ended March 31, 2008 was $2.0 million compared with net cash used in operating activities of $41,862 for the three months ended March 31, 2007. Investing activities used $19.2 million in the period ended March 31, 2008, compared with $7.3 million used in the same period of 2007. The cash used in investing activities in both 2008 and 2007 was primarily for investment in the San José project and for expenditures for the drilling program at the Los Azules property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

In the three months ended March 31, 2008, we issued 145,000 common shares for the exercise of stock options and 10,000 common shares for the exercise of purchase warrants for net proceeds of $151,650. In addition 8,205,023 shares were issued in a private placement for net proceeds of $11,829,203.

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of $3.3 million (Cdn$3.9 million) through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertained to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the exercise incentive program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table set forth the number of warrants exercised pursuant to the early exercise incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the exercise incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles to holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the New Warrants, as at March 19, 2007, was calculated to be $293,379 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.97%; expected volatility of 62.99% and an expected life of 18 months. The fair value of the warrants was recorded as an increase to accumulated deficit with a corresponding increase to contributed surplus.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 3 in the consolidated financial statements for additional details. In October 2007, we received a two-year loan facility from Macquarie Bank Limited for $10,000,000 of which $8,526,000 was for the development of the San José project and $1,474,000 was for general corporate purposes. This loan is an additional tranche on the previous facility with Macquarie Bank.

In October 2007, Minera Andes received a loan facility from Macquarie Bank Limited (“Macquarie Bank”, Australian Stock Exchange, ASX: MBL) of US$10 million. The main purpose of the facility was to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that entered its production commissioning phase in the third quarter of 2007.

The debt financing was primarily for Minera Andes’ 49% share of the October cash call from MSC of $17.4 million for costs of mine construction, expansion of the exploration program which includes drilling new targets, expanding the reserves and resources, and for general working capital. In October 2007 Minera Andes sent funds of $8.53 million to MSC to fund its 49% portion of the cash call.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The commercial terms of the loan include a facility fee of 1.75% of the principal amount of the loan and interest of LIBOR plus 2.75% p.a., currently totaling approximately 7.79% p.a. and the loan matures on September 30, 2009. In addition, Minera Andes has issued share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20 percent premium to the volume weighted average of Minera Andes’ common stock determined from the ten business days prior to October 22, 2007. The warrants issued are exercisable until September 30, 2009 the same term as the loan. The warrants and the underlying common shares will have a hold period until February 25, 2008. A success fee of $100,000, being one percent of the principal amount of the facility, is payable to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

On November 5, 2007, the board of MSC approved project capital increases of $42.5 million. These costs were related to the fact that the processing facility at San José was taking longer than anticipated to reach commercialization requiring $34.1 million in funds to replace the deficit in the planned operating cash flow and capital costs have increased by $9.2 million due primarily to plant construction and the processing plant. To fund these costs, on November 5, 2007, Minera Andes received an MSC cash call and its portion was $15.93 million due on January 5, 2008.

Related Party Transactions

During the three-months ended March 31, 2008, we incurred legal fees to a director totaling $38,349 and $14,189 for the three months ended March 31, 2007. This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations relates to mineralization and deferred development costs. Other accounting policies are disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If a mineral property is put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a mineral property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Change in Accounting Policies

Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook Section 3855, Financial Instruments- Recognition and Measurement; Section 1530, Comprehensive Income; Section 3865, Hedges and Section 3861, Financial Instruments- Disclosure and Presentation. While the new rules resulted in changes to how the Company accounts for its financial instruments, there were no impacts on the Company’s current quarter financial results. For a description of the new accounting rules, see Note 1 to the unaudited Consolidated Financial Statements for the quarter ending March 31, 2008.